March 8, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington DC, 20549
ATTN: Jeffrey Riedler, Assistant Director

RE:	OMRIX BIOPHARMACEUTICALS, INC.
REGISTRATION STATEMENT ON FORM S-1 FILED JANUARY 19, 2006
COMMISSION FILE NO. 333-131107

Dear Mr. Riedler:
          On behalf of Omrix Biopharmaceuticals, Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated February 9, 2006 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response. Additionally, supplemental information is being provided in this letter and under separate cover in response to certain of the Staff’s comments.
General
1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Company Response:

The Company notes the Staff’s comment and has revised those portions of the Registration Statement that the Staff has not cited as examples but to which the Staff’s comments are applicable.

2.	In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

Company Response:

The Company notes the Staff’s comment and has stated each of the Staff’s comments and then explained each change that has been made in response to a comment. The Company has also referenced each page number of the Registration Statement in which disclosure has been revised in response to a comment.

3.	Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel, along with several other exhibits. Please note that we may have comments on these materials once they are filed.

Company Response:

The Company understands that you may have additional comments when it files all remaining exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K, including the opinion and consent of legal counsel. The Company will file an amendment including such exhibits prior to a request for acceleration of the registration statement.

4.	Please note that we will send you our comments on your pending request for confidential treatment by separate letter. All confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Company Response:

The Company notes that the Staff will address its confidential treatment request in a separate letter and it will respond as soon as possible after it has received such letter.

5.	Please complete all of the blank sections of your filing prior to filing the next amendment. In particular, we note that you have left the Use of Proceeds sections with blanks, which makes it difficult for us to comment on your disclosure.

Company Response:

The Company has revised the prospectus to eliminate substantially all blanks, other than information that may be omitted under Rule 430A and the price range and related information. The price range and related information and any remaining blanks, other than information that may be omitted under Rule 430A, will be included in a future pre-effective amendment which will be filed prior to distribution of a preliminary prospectus.

6.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

Company Response:

The Company will not use any graphic, visual or photographic information in the printed prospectus other than the logo on the front and back cover pages of the prospectus.

7.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Company Response:

The Company understands that you may have additional comments when it files a pre-effective amendment containing pricing-related information. The Company will file this amendment prior to circulating the preliminary prospectus.

8.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Company Response:

When the Company files a pre-effective amendment that includes the price range, the range will be bona fide within the meaning of the Staff’s interpretation.

9.	Throughout the registration statement, you cite various estimates, statistics and facts and figures. Where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon. Where you cite third party sources, please provide us with copies of the sources with the disclosed information highlighted. For all other figures, please identify your sources and provide copies of these sources to us. Set forth below is a list of statements that should be supported:

Company Response:

The Company believes that it has disclosed the source of the statistics and other data where such information is helpful to prospective investors. The Company believes that providing certain information, such as the calculation numbers derived from multiple sources, would be cumbersome and would not be useful to prospective investors. The Company is providing the requested information to you supplementally under separate cover, in addition to the explanations provided below under each bullet.

•	“We believe that the advanced biosurgical hemostats is the fastest growing segment of the surgical sealant market,” p.1

Company Response:

The Company’s belief that the advanced biosurgical hemostats market is the fastest growing segment of the surgical sealant market is supported by the data in Exhibit ES-11 on page ES-25 of the January 2005 MedMarket Diligence report. This chart shows that the growth for the conventional hemostats (the columns labeled sutures and tapes) is slower than the growth for advanced hemostats (the columns labeled hemostats, sealants and glues). This belief is also supported by the data on page 14 of the Easton Associates report.

•	“...currently represents $275M of the worldwide $1 billion...we expect these markets to grow substantially,” p.1, p.55

Company Response:

The Company’s estimate of the size of the advanced biosurgical hemostats market is based on page 15 of the draft of Easton Associates report. The support for the belief that this market is growing is provided above.

•	“we estimate the conventional hemostats market...$4.6 billion,” p.55

Company Response:

The Company estimates the conventional hemostats market by relying on the information provided in the January 2005 MedMarket Diligence report. The report estimates the worldwide wound closure market at approximately $5.6 billion (MedMarket Diligence report, page ES-6) and the surgical sealants market at $1 billion (MedMarket Diligence report, page ES-7). To estimate the conventional hemostats market at $4.6 billion, the Company subtracted the surgical sealants market of $1 billion from the worldwide wound closure market of $5.6 billion.
10.	In the registration statement, you have included disclosure that describes your company and its products in flattering or otherwise positive terms. As a few examples only, on page 1 you state that the company “develops and markets innovative biological products” and refer to your products as “novel and easy to use.” Unless you can provide third party substantiation for these descriptive words and phrases, they are not appropriate for the registration statement and you should limit your description of the company to facts that can be observed and/or measured. Please review the registration statement and revise or delete any such descriptions that cannot be substantiated.

Company Response:

The Company believes that it can substantiate statements such as “we aim to develop and market innovative biological products” and “novel and easy to use.”

In 2004, Frost & Sullivan awarded the Product Differentiation Leadership Award to Ethicon, Inc., a Johnson and Johnson company, as a result of Ethicon’s inclusion of Quixil in its product portfolio (Frost & Sullivan report, pages 91-92). The award is presented each year to a company that best demonstrates the ability to develop or advance products with more innovative capabilities than competing companies and products.

In addition, the Company is providing to you supplementally on a CD-ROM, medical testimony from surgeons in connection with a preliminary blinded study of the Company’s hemostatic bio-device. This study was preliminary and was not designed to meet the FDA’s requirements for regulatory submission; however, we believe these third party testimonials provide a reasonable basis for these statements.

The Company is providing this report and CD-ROM to you supplementally under separate cover.
Prospectus Summary, p. 1
11.	The summary section should be a balanced discussion of the most significant factors that relate to your offering. Currently, your summary is a detailed discussion of mainly the positive aspects of your company’s business, products and strategy. While you do reference the risk factors section, your presentation does not address any of the other categories of risk set forth in that section and we believe that discussion of the most material risks warrants disclosure in the summary. Please revise the section to provide more disclosure regarding other the major risk factors facing the company along with any negative aspects of your company’s experiences, strategy and prospects. This discussion should be at least as prominent as the subsection titled “Our Competitive Strengths.”

Company Response:

The Company has revised the disclosure on page 5 of the Registration Statement to reflect the Staff’s comment.

12.	Much of the language you have included in the summary is quite technical and will be difficult for some investors to follow. As a few examples only, your references to “protein purification therapy,” “passive immunotherapy,” “surgical sealant,” “fibrin sealant,” “biodefense applications,” “stabilizing agent,” and other such terms should be explained or replaced with simple, plain language that investors will understand. Please revise the section accordingly.

Company Response:

The Company has added an explanation of technical terms where they first appear in the prospectus.

13.	In your description of VIG on page 3, please explain what kind of product VIG is. Is it a pill, a topical solution or some other type of product? Please provide this information for each product you describe in the summary.

Company Response:

The Company has added information on page 3 of the Registration Statement regarding the nature of its products in response to the Staff’s comment.

14.	In your discussion of WNIG and the hemostatic bio-device in the registration statement, including your discussion on pages 2 and 3, you have indicated that these product candidates are in combination Phase I/II clinical trials. Unless these trials meet the characteristics of both Phase I and Phase II trials as specified in FDA regulations, you should refer to the trials as Phase I trials. Please revise the disclosure accordingly or provide us with your analysis, as may be applicable.

Company Response:

The WNIG trial is designed to meet the requirements of both a Phase I trial and Phase II trial because it is testing WNIG in patients infected with the West Nile virus to evaluate both initial safety and pharmacokinetics of WNIG as well as its effectiveness in treating the disease.

The FDA provides broad definitions of the phases of clinical development in an effort to provide a distinction between the three phases of clinical development. In many Phase I and II clinical trial protocols, however, the design and goals of the clinical trial overlap between these two categories. Phase I clinical studies are usually the first human controlled studies in which the major objective is to evaluate the safety and pharmacokinetics of the investigational drug in healthy or target subjects. Phase II clinical studies are usually controlled studies intended to evaluate the safety and efficacy of investigational drug in the targeted indication/population. Trials in which the product is tested in the targeted population and that are designed to evaluate both initial safety and pharmacokinetics as well as effectiveness are considered Phase I/II trials. Describing trials as Phase I/II is a common practice in the industry segment in which the Company operates and consistent with the applicable section of the Code of Federal Regulation. For reference, below please find an excerpt from 21 CFR 312.21:
PART 312- INVESTIGATIONAL NEW DRUG APPLICATION
Subpart B-Investigational New Drug Application (IND) Sec. 312.21 Phases of an investigation.
An IND may be submitted for one or more phases of an investigation. The clinical investigation of a previously untested drug is generally divided into three phases. Although in general the phases are conducted sequentially, they may overlap. These three phases of an investigation are as follows:
     (a) Phase 1. (1) Phase 1 includes the initial introduction of an investigational new drug into humans. Phase 1 studies are typically closely monitored and may be conducted in patients or normal volunteer subjects. These studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. The total number of subjects and patients included in Phase 1 studies varies with the drug, but is generally in the range of 20 to 80.
     (2) Phase 1 studies also include studies of drug metabolism, structure-activity relationships, and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes.
     (b) Phase 2. Phase 2 includes the controlled clinical studies conducted to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well controlled, closely monitored, and conducted in a relatively small number of patients, usually involving no more than several hundred subjects.
By describing this trial as a Phase I/II trial, the Company is seeking to provide investors with disclosure that the trial is designed to assess factors that are typically covered in both of the general definitions of Phase I and II clinical trials.
Risk Factors, p. 9
We have an exclusive relationship with Ethicon..., p. 9
15.	Please provide more disclosure relating to the divergent interests between you and Ethicon. In particular, please explain what you mean when you say that Ethicon’s agenda “may not be consistent with our best interests. For example, Ethicon may change its strategic focus or pursue alternative technologies in a manner that results in reduced revenues to us.” If you are trying to disclose the possibility that Ethicon may enter into an arrangement with a competing product and make the competing product a higher priority at the expense of your product, state this fact explicitly. If you have something else in mind, please revise the disclosure to clarify these statements.

Company Response:

The Company has revised this risk factor on page 10 of the Registration Statement to reflect the Staff’s comment.
If our products do not achieve market acceptance..., p. 11
16.	Please disclose any facts or circumstances that might lead to problems of the type described in this risk factor.

Company Response:

The Company believes it has disclosed potential facts or circumstances that might lead to a failure of market acceptance. The Company is not aware of any actual facts or circumstances that have occurred in connection with the marketing of its products that would lead to the problems described in this risk factor. As a result, the Company believes that no additional disclosure is required.
If the third parties with which we contract..., p. 12
17.	Please expand the disclosure to explain the alternatives the company will face if any of the third parties referenced in this section terminates its agreement with the company. In addition, it appears that this risk factor is focused on delays that may be caused by third party failure to meet contractual requirements or to act competently. Please consider whether there are any other risks associated with these potential problems.

Company Response:

The Company has revised this risk factor on page 13 of the Registration Statement to reflect the Staff’s comment.
If the limited number of suppliers..., p. 12
18.	We note your statement that you have long-term agreements with your suppliers other than Daiichi. However, you should consider whether these agreements are easily terminable, which might leave you vulnerable to the risks you have described in this risk factor. If you believe this is the case, you should include a discussion of this possibility in the risk factor.

Company Response:

The Company has considered the termination provisions of these agreements and does not believe that any additional disclosure is required.
A disruption at our sole manufacturing site..., p. 13
19.	Please consider whether production problems of the type you describe in this section could lead to the inability to meet your contractual requirements with Ethicon, with the consequences if you breach that agreement. If you believe that disruptions could cause a breach, you should disclose this risk. However, since you already have included a risk factor relating to the Ethicon agreement, you need not repeat the possible consequences of the breach in this risk factor. You may simply reference the possibility, as you have in the risk factor titled, “If we are unable to expand our manufacturing capacity...” on page 13.

Company Response:

The Company has revised the disclosure on page 14 of the Registration Statement to reflect the Staff’s comment.
Our products are derived from human plasma..., p. 14
20.	Please disclose any problems you have faced of the type described in this risk factor.

Company Response:

The Company has not experienced and currently is not experiencing any problems of the type described in this risk factor and therefore believes that no additional disclosure is required.
If we lose the services of our key management..., p. 16
21.	Please identify the individuals that you believe are key personnel by name.

Company Response:

The Company has revised the disclosure on page 17 of the Registration Statement to include the names of individuals that it believes are key personnel.
Political and military instability..., p. 25
22.	This risk factor appears to repeat the information already disclosed in “A shutdown in our sole manufacturing site...” on page 13. Please consider whether this risk factor is necessary.

Company Response:

The Company believes that the two risk factors address distinct risks. The risk factor on page 26 of the Registration Statement addresses the impact that its location in Israel may have on all of its operations located in Israel, including the manufacturing, research and development and administrative facilities, while the risk factor on page 14 of the Registration Statement addresses the impact a disaster or a shutdown of its sole manufacturing facility would have on its production capabilities. In response to the Staff’s comment, the Company has revised the risk factor on page 26 of the Registration Statement to eliminate overlap with the risk factor on page 14 of the Registration Statement.
Use of proceeds, p. 28
23.	For each allocation you have disclosed, please also disclose the anticipated type and extent of activity in each of these areas. Also, please clarify the products that will see increased production as a result of your increased manufacturing capability and the products that will be the focus of the marketing expenses in Japan.

Company Response:

The Company has revised the disclosure on page 29 of the Registration Statement to reflect the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Results of Operations
Research and development, clinical and regulatory expenses, net, page 38
24.	Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:
a.	The current status of the project;

b.	The costs incurred during each period presented and to date on the project;

c.	The nature, timing and estimated costs of the efforts necessary to complete the project;

d.	The anticipated completion dates;

e.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

f.	The period in which material net cash inflows from significant projects are expected to commence.
Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Company Response:

The Company has expanded the disclosure on page 39 of the Registration Statement to include the current status of each major research and development project and the next anticipated stage of development, where it has been determined.

The Company does not believe that the cost-related information is relevant to investors because the development costs of these projects have been and are expected to be completely or largely funded by third parties. In addition, given the uncertainties of the development process, the Company does not believe it can accurately estimate the cost to completion, the date of completion or the period in which material cash flows will commence for these projects. Therefore, the Company believes that no additional disclosure is required.
The Company does not believe that its research and development process or the impact of that process on the Company’s business create any risks or uncertainties that have not been described in the “Risk Factor” section of the prospectus. Therefore, the Company believes that no additional disclosure is required.
Financial expenses, net, page 38
25.	We note that the recapitalization expense is included in financial expenses in the consolidated statements of operations. Please include the recapitalization expense as a factor that affects your results of operations.

Company Response:

The Company has revised the disclosure on page 40 of the Registration Statement to reflect the Staff’s comment.
Critical Accounting Policies and Estimates
Revenue Recognition, page 39
26.	Please tell us and disclose your accounting policy for the recognition of your milestone payments. In your disclosure please clarify whether the milestones are substantive or non-substantive.

Company Response:

The Company has clarified the revenue recognition policy disclosure in Note 2(i) to the financial statements, as well as the disclosure on pages 40 and 41 of the Registration Statement in response to the Staff’s comment and provides additional information below.

To date, the Company has entered into two research and development collaboration agreements and one distribution agreement that include milestone payments.
1. Agreements with Ethicon -
In September 2003, the Company entered into a development agreement and a distribution and supply agreement with Ethicon. In July 2004, the Company amended these agreements to redefine and add some regulatory and marketing related milestones and to expand the territory in which Ethicon is permitted to exclusively sell certain products to include the U.S. and Canada.

The development agreement, as amended, requires the Company and Ethicon to use commercially reasonable efforts to develop Crosseal II/Quixil II, thrombin, the hemostatic bio-device and flowable thrombin in accordance with a development plan approved by the Company and Ethicon.

Ethicon is obligated to make milestone payments to the Company upon the achievement of regulatory and marketing milestones. Such milestones include U.S. or EU marketing clearance for products under development; FDA approval, prior to the end of fiscal year 2007, for the commercial distribution of Crosseal in the U.S. for an indication in addition to liver surgery together with an achievement of a specified sales volume of Quixil by Ethicon in 2006 or 2007; and upon achievement of a specified sales volume of Crosseal and/or Crosseal II by Ethicon in 2008, 2009 or 2010.

The Company is leading the development of the new products under the agreement with Ethicon. A substantive effort is required by the Company, including supplies, labor and other expenses. Through December 31, 2005, the Company has incurred approximately $6.5 million of costs for supplies, labor and other costs in connection with its performance under the development agreement. In addition, the Company believes that the skills of its personnel are essential to the development of these products. As a result, the Company believes that the development related milestones under this agreement are substantive. The marketing milestones, on the other hand, are non-substantive because the Company’s contribution to achieving those milestones consists mainly of supplying Ethicon with product.

As discussed above, the Ethicon agreements include several deliverables such as ongoing development as well as manufacturing for existing products and for future products under development. Due to the lack of sufficient historical information and available market data, the Company can not currently demonstrate that ongoing development and manufacturing services are priced at fair value. Therefore, the Company believes that milestones under the Ethicon agreement should not be recognized in earnings when the milestone is achieved, but instead should be recognized over the remaining performance period, which is the estimated manufacturing services period.
2. Agreement with Symphony -
In April 2005, the Company entered into a joint development and license agreement and a supply and distribution agreement with Symphony. Under the development and license agreement, the Company and Symphony are jointly developing a product kit comprised of the Company’s fibrin sealant and an application device and other components supplied by Symphony. Symphony is obligated to make milestone payments to the Company upon obtaining certain regulatory milestones.

The Company’s fibrin sealant product is one of the components of the products that Symphony is developing. Currently, the Company does not have significant participation in the development of the new products. The Company manufactures fibrin sealant products upon Symphony request for the purpose of research and development. The Company cannot predict whether it will have any significant participation in such research and development efforts in the future because this will depend on the results of the clinical trials being conducted by Symphony. As a result, the Company believes that the milestones under this agreement are not substantive and that related revenue should not be recognized in earnings when the milestone is achieved, but instead should be recognized over the remaining performance period, which is the estimated manufacturing services period.
27.	It appears that the price of your product sales are subject to adjustment based on estimated prices to the end users. As such please disclose what could result from using other reasonably likely assumptions than what you used to arrive at your estimate of product sales such as a range of reasonably likely amounts or other type of sensitivity analysis.

Company Response:

The Company has revised the disclosure on page 41 of the Registration Statement to clarify that the sales price is calculated based on the actual average selling price provided by the distributor through the reporting period, subject to the issuance of a final quarterly letter by the distributor which may include adjustments to data accumulated on a current basis. To date, adjustments have not been significant. As a result, there are no assumptions or ranges used in calculating this price and therefore the Company believes that no additional disclosure is required.
Results of Operations
Nine months ended September 30, 2004 and 2005, page 41
28.	Please revise your results of operations discussion to explain the reasons for the increases and/or decreases in the financial captions discussed. For example on page 41 you disclose that milestone payments recognized increased but provide no explanation as to the why the milestone payments recognized increased.

Company Response:

The Company has revised the disclosure under the caption “Results of Operations” in the Registration Statement to reflect the Staff’s comment.
Years ended December 31, 2002, 2003 and 2004
Financial expenses, net, page 45
29.	We note from your disclosure that interest expense is offset partially by inter-company balances between you and your Belgian subsidiary. Please explain to us how an inter-company balance, which is eliminated in consolidation, has an impact on the consolidated results of operations.

Company Response:

The Company has concluded that its financing of its Belgian subsidiary, Omrix Biopharmaceuticals S.A. (“Omrix S.A.”) is not of a long-term-investment nature and, as a result, under FAS 52, “Foreign Currency Translation” (“FAS 52”), gain or losses from foreign currency exchanges on intercompany debt between the Company and Omrix S.A. should be included in income and offset from the Company’s financial expenses.

The functional currency of Omrix S.A. was determined to be its local currency, the Euro. To date, the Company has financed Omrix S.A.’s operations through interest free notes denominated in U.S. dollars. The notes are redeemable at the Company’s discretion and are renewed on December 31st of each year.

Under FAS 52, if an entity’s functional currency is a foreign currency, translation adjustments will result from the process of translating that entity’s financial statements into the reporting currency. According to FAS 52 paragraph 20(b), translation adjustments, which result from intercompany foreign currency transactions that are considered to be of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future), are not included in determining net income but are reported in the same manner as other translation adjustments.

The Company has concluded that its financing of Omrix S.A. is not of a long-term-investment nature because it believes that the notes will be repaid, even though no time period is currently specified. In particular, Omrix S.A. is the Company’s European marketer and therefore the Company believes it should be able to generate sufficient future cash flows to repay its debt to the Company in the “foreseeable future.” Further, the notes are renewed annually and are not extended for a longer period.
Liquidity and Capital Resources
Obligations and commitments
Israel Discount Bank credit facility, page 48
30.	We note from your disclosure that borrowings for long-term loans will have maturities of one to three years, but it appears you have a long-term loan with a maturity of four years. Please clarify this contradiction in your filing.

Company Response:

The Company entered into the loan agreement for the four-year loan in an initial principal amount of NIS 2 million, which was referenced on page 48 of the Registration Statement, before it entered into the credit facility with the Israel Discount Bank. The loan was later included in this credit facility. This loan matured in January 2006 and the principal amount of NIS 50,000 outstanding was repaid at that time. Therefore, disclosure with respect to this four-year loan has been removed from the Registration Statement.
Business, p. 54
31.	We note your reference to competitive advantages both here and in the prospectus summary. As noted in our prior comment, descriptive statements of this type require substantiation or should be deleted from the registration statement. In this case, please provide substantiation that the features you are describing provide a competitive advantage.

Company Response:

As requested by the Staff, the Company is providing with this response supplemental documentation substantiating the competitive advantages of Crosseal/Quixil as outlined below.
     1- “is readily available for spraying and dripping because it can be prepared from thawed product in approximately one minute in the operating room”
- Tisseel VH is the only liquid fibrin sealant that competes with Crosseal in the U.S. market. Product inserts for Crosseal and Tisseel VH are marked to indicate and compare product characteristics of both Crosseal and Tisseel VH, including product application and preparation and to demonstrate ease-of-use.
     2- “results in a clot that we believe has better adherence to tissue and greater elasticity”
-Two slides describing the composition and mechanism of action underlying our belief.
-An article entitled “A Comparison of Antifibrinolytic Agents Used in Hemostatic Fibrin Sealants,” the second column on page 2 includes an explanation of the mechanism of actions of fibrin sealants supporting our belief.
     3- “avoids the possibility of an adverse reaction associated with bovine proteins because it does not contain animal-derived components”
- An article entitled “Prevention of pocket related complications with fibrin sealant in patients undergoing pacemaker implantation who are receiving anticoagulant treatment,” the third full paragraph on page 7 lists bovine aprotinin as an ingredient in the competing fibrin sealants and states that hypersensitivity to bovine proteins is a contraindication to the use of such fibrin sealants.
-An article entitled “Recombinant Human Aprotinin for Reduced Bleeding, Risk of Stroke, and Need for Blood Transfusions during Cardiopulmonary Bypass Surgery,” the first paragraph states that aprotinin can lead to severe allergic reaction.
     4- “can be refrigerated in a liquid form, thereby avoiding waste of unused product, for up to 30 days after thawing”
- Product inserts for Crosseal and Tisseel VH are marked to indicate and compare product characteristics of both Crosseal and Tisseel VH, including storage conditions.
32.	We note your references to the agreements with Aeris and Symphony. As it appears that these are material agreements, you should file them as exhibits to the registration statement and include a description of their material terms in the Business section.

Company Response:

The Company does not believe that its agreements with Aeris and Symphony are currently material to the Company. All of the development activities are being conducted by the other parties to the agreements and development is still in an early stage. The Company only supplies a small amount of product under these agreements for developmental purposes. These agreements are described solely to provide an example of the direction of potential development for the Company’s biosurgical products.

33.	We note your reference to the Frankel Group report on page 56. However, it is not clear to us whether VIG is approved in the US. If it is not approved in the US, the $435 million figure may be confusing to investors and you should delete it. Please provide the Frankel Group report for our review.

Company Response:

Due to the nature of the disease, treatments for smallpox vaccine related complications are not subject to placebo controlled human clinical trials. The Company has provided to you supplementally the FDA’s draft Guidance for Industry addressing drugs that mitigate complications from smallpox vaccination. We note that final guidance has not yet been published. Page 18 of this guidance indicates that animal studies can be the basis for a determination of effectiveness where adequate clinical trial would not be ethical or feasible. Page 20 of this guidance indicates that for serious complications, such as the ones addressed by the Company’s VIG product, placebo-controlled trials are unlikely to be feasible or acceptable and alternative approaches may be considered.

These products are sold directly to government organizations, and in connection with the bid process, the Company must demonstrate that its VIG product meets the specific requirements of the governmental agency’s bid request. The Company has performed animal studies that it submits as part of the bid process and has performed other studies where requested. As a result, the Company believes that it has sufficient data to submit a bid for a contract to provide VIG to the U.S. government and therefore the number related to the U.S. market is appropriate.

The Company is providing the Frankel Group report to you supplementally and refers you to the page entitled “Omrix Market Opportunity Model” in the Immunoglobulin Business Opportunity Assessment Global Market Opportunity Model section of the Frankel Group report.

34.	For each material agreement you have listed, please disclose the aggregate amount of milestone payments that may be made pursuant to the agreement. If you are seeking confidential treatment for this information, please be advised that we do not grant confidential treatment for aggregate milestone payments.

Company Response:

The Company has revised the disclosure on pages 68 and 70 of the Registration Statement to include the aggregate amount of milestone payments that may be made pursuant to the development agreement and the distribution and supply agreement with Ethicon.

35.	In the section titled “Facilities,” please disclose your lease payments for each agreement you list.

Company Response:

The Company has revised the disclosure in section entitled “Facilities” on page 78 of the Registration Statement to include lease payments for each of the agreements listed.
Signature Page
36.	Your signature page must include the signature of your Chief Accounting Officer/Controller.

Company Response:

The Company has revised the signature page of the Registration Statement to include the signature of its Chief Accounting Officer.
Consolidated Financial Statements
Consolidated statements of operations, page F-6
37.	Pursuant to Rule 5-03(b)(1) of Regulation S-X, please separately show milestone payments recognized and upfront license fees recognized from product sales.

Company Response:

As revenues derived from milestone payments and upfront license fees in each of the reported periods were less then 10% of the total revenues and less than 10% of products sales, we have combined these revenues with the product sales line item on the face of the statements of operations as permitted by Rule 5-03(b) of Regulation S-X. In addition, disclosure as to the amount of upfront license fees and milestone payments recognized as revenue is included in the “Management’s discussion and analysis of financial condition and results of operations” section of the Registration Statements, as part of the analysis provided for our product sales revenues.
Note 12: Commitments and Contingent Liabilities
Guarantee
38.	Please tell us in greater detail what is meant by the disclosure in ‘f’ regarding the fixed charges on property and equipment of Omrix Ltd. and floating charges on various assets of Omrix Ltd.

Company Response:

A charge is usually created over assets as security or collateral for borrowings or other indebtedness. In Israel, companies generally secure obligations by granting one of two types of charges, a floating charge or a fixed charge. The basic distinction between a fixed charge and a floating charge is that in a fixed charge a specific asset is assigned as collateral security for a debt, whereas a floating charge is not attached to a specific asset and is only attached to specific assets when the charge crystallizes. Thus, the borrower (or chargor) could not sell a freehold building subject to a fixed charge without the permission of the lender (or chargee). On the other hand, if there was a floating charge over raw material and component stocks, the borrower could deal with the stocks in the normal course of business, consuming and replacing them as required. Should the floating charge crystallize, for instance, as a result of a failure to pay interest at the time it is due, the stocks which were present at that moment would become subject to the charge and the chargor would be unable to make use of them without the chargee’s permission.
Note 13: Stockholders’ Deficiency
b. Recapitalization agreement, page F-25
39.	We note that fair value of the common stock delivered to the convertible note holders and convertible promissory note holders was in excess of the fair value of the securities issuable pursuant to the original conversion terms. We also note that carrying amount of the preferred stock and warrants were in excess of the fair value of the common stock received as apart of the recapitalization. Please explain to us why the fair value of the common stock appears to be in excess of the original issuable securities but lower than the carrying amount of the preferred stock and warrants.

Company Response:

The recapitalization included the conversion of multiple securities each carrying different financial rights (e.g., interest, conversion rights, etc.) and seniority rights (e.g., the collateral held by the holders of the convertible promissory notes). The recapitalization conversion ratio for each participating security was reached by consensus, not through the establishment of a certain defined valuation for the Company’s enterprise value, and the allocation of the resulting value among the Company’s securities holders.

Based on the consensus conversion ratios, which took into account the original terms of conversion as one of many factors, each instrument that participated in the recapitalization received different amount of shares of common stock. Therefore and because of the different accounting treatment for each instrument that participated in the recapitalization, as described below, it appears that the fair value of the common stock is in excess of the original issuable securities but lower than the carrying amount of the preferred stock and warrants.

Charges to the financial statements resulting from the recapitalization:

The financial statements for the year ended December 31, 2005 include financing charges in the amount of $20,932 related to the induced conversion of the convertible notes that were not readily convertible as required under SFAS 84, “Induced Conversion’’ and APB Opinion No. 26, “Early Extinguishments of Debt.’’ The total charge is composed of the following:
1. Convertible promissory notes extinguishment was accounted for under the provisions of APB Opinion No. 26, “Early Extinguishments of Debt,’’ because those notes were not readily convertible at the recapitalization date based on their original conversion terms. The following table illustrates the convertible promissory notes extinguishment during the recapitalization.

The excess fair value
		Number of		of shares of common
		shares of	Fair market	stock transferred at
	Carrying value	common stock	value of	recapitalization over
	before	transferred in	common stock at	carrying value before
	recapitalization	recapitalization	recapitalization	recapitalization

Convertible	$9,501	5,473,349	$2.25	$2,814
promissory
notes
2. Convertible notes inducement was accounted for under the provisions of FAS 84, “Induced Conversion.’’ The following table illustrates the convertible promissory notes extinguishment during the recapitalization.

		Number of		Fair value of the
	Number of issuable	shares of		excess shares of
	shares based on	common stock	Fair value of	common stock
	original conversion	received in	common stock at	transferred at
	terms	recapitalization	recapitalization	recapitalization

Convertible	3,985,473	12,037,580	$2.25	$18,118
notes
In addition to charges related to the convertible promissory notes and convertible notes extinguishment, $6,491 was recorded below the Company’s net loss, representing the excess carrying amount of the preferred stock and warrants over the value of common stock received by the holders upon conversion of preferred stock and warrants pursuant to the recapitalization agreement, as required by EITF D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock’’ and EITF D-53, “Computation of Earnings per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock.’’

	Number of				Difference between
	issuable				fair value of common
	shares				stock transferred in
	based on	Carrying value	Number of shares	Fair market	recapitalization and
	original	of security	of common stock	value of	carrying value of
	conversion	before	received in	common stock at	security before
	terms	recapitalization	recapitalization	recapitalization	recapitalization

Preferred A	631,688	$5,000	1,209,836	$2.25	$2,278
Preferred B	406,835	$5,121	1,196,956	$2.25	$2,428
Warrants	667,455	$1,834	22,017	$2.25	$1,785

Total	1,705,978	$11,955	2,428,809	$2.25	$6,491

g. Stock option plans and stock options, page F-26
40.	Please provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. Please include an itemized chronological schedule covering all equity instruments issued since the beginning of 2004 through the date of your response. In addition, please disclose the following in the financial statements:
•	The date of each issuance;

•	The number of options granted or shares issued;

•	The exercise price or per share amount paid;

•	Management’s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;

•	The intrinsic value, if any, per option;

•	The identity of the recipient, indicating if the recipient was a related party;

•	The amount of any compensation expense recognized;

•	The method used in valuing the issuance;

•	Whether the valuation was contemporaneous or retrospective;

•	Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.
Company Response:

The Company has revised the disclosure in the financial statements of the Registration Statement to reflect the Staff’s comment. As to the last bullet point, the Company will consider inclusion of such disclosure when the IPO price range is specified.
*****

          We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2694.

Very truly yours,
/s/ Phyllis G. Korff
Phyllis G. Korff